UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2
TO
FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES PURSUANT TO
SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

PEOPLESUPPORT, INC.

(Exact name of Registrant as Specified in its Charter)

Delaware	95-4695021
(State or Other Jurisdiction of	(I.R.S. Employer Identification Number)
Incorporation or Organization)

1100 Glendon Ave., Suite 1250
Los Angeles, California 90024
(Address of Principal Executive Offices, including Zip Code)

(310) 824-6200
(Registrant’s Telephone Number, including Area Code)

Securities to be registered pursuant to Section 12(b) of the Act: None

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, $0.001 par value (title of class)

This registration statement includes forward-looking statements. All statements other than statements of historical facts contained in this registration statement, including statements regarding our future financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar expressions, as they relate to us, are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs.

INFORMATION REQUIRED IN REGISTRATION STATEMENT

CROSS-REFERENCE SHEET BETWEEN REGISTRATION STATEMENT ON
FORM S-1 AND ITEMS OF FORM 10

Item 1.	Business

     The information required by this item is contained under the sections “Prospectus Summary,” “Risk Factors,” “Business” and “Where You Can Find Additional Information” of the registration statement on Form S-1 (File No. 333-115328), as amended (the “Registration Statement”), filed as an exhibit hereto. Those sections are incorporated herein by reference.

Item 2.	Financial Information

     The information required by this item is contained under the sections “Selected Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of the Registration Statement. Those sections are incorporated herein by reference.

Item 3.	Properties

     The information required by this item is contained under the section “Business—Properties” of the Registration Statement. That section is incorporated herein by reference.

Item 4.	Security Ownership of Certain Beneficial Owners and Management

     The following table sets forth information regarding beneficial ownership of our common stock as of July 15, 2004 by:

•	each person or group of affiliated persons known by us to be the beneficial owner of more than five percent of our common stock;

•	each of our directors;

•	each of our named executive officers; and

•	all of our executive officers and directors as a group.

     Unless otherwise noted below, the address of each person listed on the table is c/o PeopleSupport, Inc., 1100 Glendon Ave., Suite 1250, Los Angeles, CA 90024.

     We have determined beneficial ownership in accordance with the rules of the Securities Exchange Commission. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to the shares of common stock that they beneficially own, subject to applicable community property laws.

     Applicable percentage ownership is based on 12,593,680 shares of common stock outstanding on July 15, 2004, which gives effect to the conversion of our preferred stock into an equal number of shares of common stock. In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed outstanding shares of common stock subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of July 15, 2004. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

	Shares Beneficially Owned
	Common Stock
Name of Beneficial Owner	Number	Percentage
5% Stockholders:
Rustic Canyon Partners, LP(1)	1,825,239	14.5%
Clearstone Venture Partners(2)	1,794,605	14.3%
Accel Partners(3)	1,331,840	10.6%
Benchmark Capital Partners IV, L.P.(4)	1,331,840	10.6%
Meritech Capital Partners(5)	1,521,031	12.1%
Directors and Executive Officers:
Lance Rosenzweig(6)	1,459,854	11.6%
Adam Berger(7)	6,843	*
C. Larry Bradford(8)	289,283	2.3%
Michael Edell(9)	10,264	*
William Quigley(10)	1,794,605	14.3%
Michael Song(11)	1,825,239	14.5%
Caroline Rook(12)	49,422	*
Rainerio Borja(13)	33,455	*
Abolfath Hossein	35,887	*
Parham Farhanik(14)	52,615	*
All directors and officers as a group (11 persons)(15)	5,612,875	43.8%

*Less than 1.0%

(1)	Represents shares held by Rustic Canyon Ventures, LP, assuming conversion of our Series B convertible preferred stock, Series C convertible preferred stock and Series D convertible preferred stock. As a partner of Rustic Canyon Ventures, LP, Michael Song exercises voting and/or investment powers for the shares held by Rustic Canyon Ventures, LP. Although Mr. Song may be deemed to be the beneficial owner, Mr. Song disclaims beneficial ownership of the shares owned by the above entity. The address for Rustic Canyon Ventures, LP is 2425 Olympic Boulevard, Suite 6050 West, Santa Monica, CA 90404.

(2)	Represents shares held by Clearstone Venture Partners I-A, L.P. and Clearstone Venture Partners I-B, L.P., assuming conversion of our Series B convertible preferred stock, Series C convertible preferred stock and Series D convertible preferred stock. Bill Elkus and Bill Gross share voting and/or investment powers for the shares held by the above entities. Although Mr. Elkus and Mr. Gross may be deemed to be the beneficial owners, Mr. Elkus and Mr. Gross each disclaim beneficial ownership of the shares owned by the above entities. William Quigley is not a voting member of the General Partner of Clearstone Venture Partners I-A, L.P. and Clearstone Venture Partners I-B, L.P. However, as a Managing Director of Clearstone Venture Partners, Mr. Quigley may influence voting and/or investment decisions for the shares held by Clearstone Venture Partners I-A, L.P. and Clearstone Venture Partners I-B, L.P. Although Mr. Quigley may be deemed to be the beneficial owner, Mr. Quigley disclaims beneficial ownership of the shares owned by the above entity. The address for Clearstone Venture Partners, LP is 1351 Fourth Street, Santa Monica, CA 90401.

(3)	Represents shares held by Accel VII L.P., Accel Internet Fund III L.P., and Accel Investors ‘99 L.P., assuming conversion of our Series C convertible preferred stock and Series D convertible preferred stock. James W. Breyer, Arthur C. Patterson, Theresia G. Ranzetta, James R. Swartz, and J. Peter Wagner share voting and/or investment powers for the shares held by the above Accel entities. Although these individuals may be deemed the beneficial owners, they each disclaim beneficial ownership of the shares owned by the above entities. The address for Accel Partners is 428 University Avenue, Palo Alto, CA 94301.

(4)	Represents shares held by Benchmark Capital Partners IV, L.P., as nominee for Benchmark Capital Partners L.P., Benchmark Founders’ Fund IV, L.P., Benchmark Founders’ Fund IV-A, L.P., Benchmark Founders’ Fund IV-B, L.P., Benchmark Founders’ Fund IV-X, L.P., and related individuals, assuming conversion of our Series C convertible preferred stock and Series D convertible preferred stock. Steve Spurlock exercises voting and/or investment powers for the shares held by the above Benchmark entities. Although Mr. Spurlock may be deemed to be the beneficial owner, Mr. Spurlock disclaims beneficial ownership of the shares owned by the above entities. The address for Benchmark Capital Partners IV, L.P. is Suite 200, 2480 Sand Hill Road, Menlo Park, California 94025.

(5)	Includes 1,278,331 shares held by Meritech Capital Partners, assuming conversion of our Series D convertible preferred stock. Paul Madera exercises voting and/or investment powers for the shares held by Meritech Capital Partners. Although Mr. Madera may be deemed to be the beneficial owner, Mr. Madera disclaims beneficial ownership of the shares owned by the above entity. The address for Meritech Capital Partners is 285 Hamilton Avenue, Suite 200, Palo Alto, CA 94301.

(6)	Includes 27,372 shares of our Series A convertible preferred stock which automatically converts into an equal number of shares of common stock upon the closing of this offering. Includes 182,481 shares of common stock held by the Rosenzweig 2004 Irrevocable Trust 1 of which Mr. Rosenzweig is a trustee, and 3,649 shares of common stock held by C/F Rebecca Rosenzweig CA UGMA, of which Mr. Rosenzweig is a trustee. Also includes 432,481 shares of common stock held by David Nash, for which Mr. Rosenzweig exercises voting power with respect to any election for members of the board of directors. Although Mr. Rosenzweig may be deemed to be the beneficial owner, Mr. Rosenzweig disclaims beneficial ownership of the shares owned by Mr. Nash.

(7)	Represents options to purchase 6,843 shares of our common stock that are exercisable immediately or within 60 days of July 15, 2004.

(8)	Includes 188,868 shares of our Series A convertible preferred stock and Series B convertible preferred stock which automatically converts into an equal number of shares of common stock upon the closing of this offering. Also includes options to purchase 100,414 shares of our common stock that are exercisable immediately or within 60 days of July 15, 2004.

(9)	Represents options to purchase 10,264 shares of our common stock that are exercisable immediately or within 60 days of July 15, 2004.

(10)	William Quigley is not a voting member of the General Partner of Clearstone Venture Partners I-A, L.P. and Clearstone Venture Partners I-B, L.P. However, as a Managing Director of Clearstone Venture Partners, Mr. Quigley may influence voting and/or investment decisions for the shares held by Clearstone Venture Partners I-A, L.P. and Clearstone Venture Partners I-B, L.P. Although Mr. Quigley may be deemed to be the beneficial owner, Mr. Quigley disclaims beneficial ownership of the shares owned by the above entity. Mr. Quigley’s address is 1351 Fourth Street Santa Monica, CA 90401.

(11)	Mr. Song controls the voting and/or investment power of the shares as a partner of Rustic Canyon

Ventures, LP. Although Mr. Song may be deemed to be the beneficial owner, Mr. Song disclaims beneficial ownership of the shares owned by Rustic Canyon Ventures, LP. Mr. Song’s address is 2425 Olympic Boulevard, Suite 6050 West, Santa Monica, CA 90404.

(12)	Includes options to purchase 11,405 shares of our common stock that are exercisable immediately or within 60 days of July 15, 2004.

(13)	Represents options to purchase 33,455 shares of our that are exercisable immediately or within 60 days of July 15, 2004.

(14)	Includes 5,474 shares of our Series B convertible preferred stock which automatically converts into an equal number of shares of common stock upon the closing of this offering. Also includes options to purchase 11,252 shares of our common stock that are exercisable immediately or within 60 days of July 15, 2004.

(15)	These 11 individuals include all directors and named executive officers detailed in notes 6 through 14 above, as well as Patricia Sarro, our Vice President of Global Human Resources, and Vahid Shariat, our Vice President of Information Technology. Ms. Sarro owns 7,299 shares of our common stock and holds options to purchase 26,155 shares of our common stock that are exercisable immediately or within 60 days of July 15, 2004. Mr. Shariat owns 5,968 shares of our common stock and holds options to purchase 15,986 shares of our common stock that are exercisable immediately or within 60 days of July 15, 2004.

Item 5.	Directors and Executive Officers

     The information required by this item is contained under the section “Management” of the Registration Statement. That section is incorporated herein by reference.

Item 6.	Executive Compensation

     The information required by this item is contained under the section “Management—Executive Compensation” of the Registration Statement. That section is incorporated herein by reference.

Item 7.	Certain Relationships and Related Transactions

     The information required by this item is contained under the section “Certain Relationships and Related Party Transactions” of the Registration Statement. That section is incorporated herein by reference.

Item 8.	Legal Proceedings

     The information required by this item is contained under the section “Business—Legal Proceedings” of the Registration Statement. That section is incorporated herein by reference.

Item 9.	Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters

     The information required by this item is contained under the section “Description of Capital Stock” of the Registration Statement. That section is incorporated herein by reference.

Item 10.	Recent Sales of Unregistered Securities

     The information required by this item is contained under the section “Item 15—Recent Sales of Unregistered Securities” of the Registration Statement. That section is incorporated herein by reference.

Item 11.	Description of Registrant’s Securities to be Registered

     We are authorized to issue common stock and preferred stock. The total number of shares that we are authorized to issue is 28,202,352. The number of shares of authorized common stock is 16,975,264 shares, $0.003 par value per share. The number of shares of authorized preferred stock is 11,227,090 shares, $0.003 par value per share. At July 15, 2004, there were approximately 247 record holders of shares of common stock and 120 record holders of preferred stock.

Common Stock

     We are authorized to issue 16,975,264 shares of common stock, $0.003 par value per share. The rights, privileges, preferences and restrictions of our common stock are as follows:

     Dividend Rights. Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of our common stock are entitled to receive dividends out of assets legally available at the times and in the amounts that our board of directors may determine from time to time.

     Voting Rights. Each holder of common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. We have not provided for cumulative voting for the election of directors in our certificate of incorporation.

     Election of Directors. Holders of our common stock, voting separately as a single class, are entitled to elect three directors to our board of directors.

     Preemptive, Conversion or Redemption Rights. Our common stock is not entitled to preemptive rights and is not subject to conversion or redemption.

     Liquidation Rights. Upon our liquidation, dissolution or winding-up, the holders of common stock are entitled to share in all assets remaining after payment of all liabilities and the liquidation preferences of any outstanding preferred stock. Each outstanding share of common stock is, and all shares of common stock to be issued in this offering when they are paid for will be, fully paid and nonassessable.

Preferred Stock

     We are authorized to issue 11,227,090 shares of preferred stock, $0.003 par value per share, 712,176 of which are designated Series A Preferred Stock, 3,847,993 of which are designated Series B Preferred Stock, 3,288,611 of which are designated Series C Preferred Stock, and 3,378,310 of which are designated Series D Preferred Stock. The rights, privileges, preferences and restrictions of our preferred stock are as follows:

     Dividend Rights. The holders of our preferred stock are entitled to receive dividends prior and in preference to any dividends on our common stock, if and when declared by our board of directors, at the rate of $0.14621 per share per year for the Series A Preferred Stock, $0.274 per share per year for the Series B Preferred Stock, $0.534 per share per year for the Series C Preferred Stock, and $1.565 per share per year for the Series D Preferred Stock (as adjusted for any stock dividends, combinations or splits with respect to such shares).

     Voting Rights. The holder of each share of our preferred stock is entitled to notice of any stockholder’s meeting in accordance with our bylaws and any other matter submitted to the vote of stockholders and are entitled to vote, together with the holders of common stock, with respect to any matters upon which the holders of our common stock have the right to vote. Each holder of preferred stock is entitled to one vote for each share of common stock into which such preferred shares would be converted on the record date.

     Election of Directors. Holders of our Series A Preferred Stock, voting separately as a single class, are entitled to elect one director to our board of directors, holders of our Series B Preferred Stock, voting separately as a single class, are entitled to elect two directors to our board of directors, and holders of our Series C Preferred Stock, voting separately as a single class, are entitled to elect one director to our board of directors.

     Voluntary Conversion. Each holder of our preferred stock has the right, at any time after the date of issuance of such preferred stock, to convert all, but not less than all, of such holder’s preferred stock at the then effective and applicable conversion rate.

     Automatic Conversion. Each share of our preferred stock automatically converts into shares of our common stock at the then effective and applicable conversion rate immediately prior to the closing of an initial public offering where common stock is sold to the public with a price per share of not less than $9.59 and at an aggregate offering price of not less than $40,000,000. Each share of our preferred stock is also automatically convertible into shares of common stock at the then effective and applicable conversion rate upon the affirmative vote of the holders of at least a majority of the outstanding shares of each series of our preferred stock with respect to such series of preferred stock.

     Liquidation Rights. In the event we are sold by way of merger, reorganization or asset sale, or in the event we decide to liquidate or wind-up, the holders of our preferred stock shall be entitled to receive, prior and in preference to any distribution of any of our assets to the holders of the common stock, an amount per share equal to the sum of (i) $1.83 for each share of Series A Preferred Stock then held by them, (ii) $2.74 for each share of Series B Preferred Stock then held by them, (iii) $5.34 for each share of Series C Preferred Stock then held by them, (iv) $15.65 for each share of Series D Preferred Stock then held by them, and (v) an amount equal to all declared but unpaid dividends. In the event the assets and funds available for distribution to the holders of our preferred stock shall be insufficient to permit the payment of full preferential amounts, then our entire assets shall be distributed ratably among the holders of our preferred stock.

Registration Rights

     The holders of our preferred stock are entitled to certain rights with respect to the registration of their shares under the Securities Act. These registration rights are contained in our Amended and Restated Investor Rights Agreement, and are subject to conditions and limitations, including the right of the underwriters of an offering to limit the number of shares included in such registration and our right not to effect a requested registration within six months following any offering of our securities. These registration rights terminate upon the fourth anniversary of the closing of our initial public offering.

     Demand Registration Rights. At any time beginning six months following an initial public offering, the holders of at least 50% of the shares of common stock issuable upon the conversion of the shares of preferred stock are entitled to certain demand registration rights pursuant to which they may require us to file a registration statement under the Securities Act at our expense with respect to their shares of common stock so long as aggregate proceeds to us will be greater than $5,000,000. We are required to use our best efforts to effect any such registration, but are not required to effect more than two of these demand registrations.

     Piggyback Registration Rights. If we propose to register any of our securities under the Securities Act for our own account, the holders of preferred stock are entitled to notice of such registration and we must use our best efforts to include their shares in the registration. If the registration is our first initiated registered offering to the general public, the underwriters may limit or exclude such securities from the registration. If the registration is our second or any subsequent initiated registered offering to the general public, the underwriters may limit the amount of securities to be registered. However, the aggregate value of securities to be included by such holders in the second or subsequent registration may not be reduced to less than 20% of the total value of all securities included in the registration.

     S-3 Registration Rights. The holders of preferred stock are entitled to demand registration rights pursuant to which they may require us to file a registration statement under the Securities Act on Form S-3 at our expense with respect to their shares of common stock and we are required to use our best efforts to effect that registration. We are not required to effect such a registration if: (i) the aggregate price to the public is less than $1,000,000; (ii) we have completed one such registration in the last twelve-month period; or (iii) the demand is made more than four years following a qualified public offering.

     Anti-Takeover Effects of Delaware Law. We will be subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, those provisions prohibit a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder unless:

•	the transaction is approved by the board before the date the interested stockholder attained that status;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

•	on or after the date the business combination is approved by the board and authorized at a meeting of stockholders by at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines “business combination” to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by any of these entities or persons.

     A Delaware corporation may opt out of this provision either with an express provision in its original certificate of incorporation or in an amendment to its certificate of incorporation or bylaws approved by its stockholders. However, we have not opted out, and do not currently intend to opt out, of this provision. The statute could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire us.

Listing

     We are not listed on any stock market or exchange.

Item 12.	Indemnification of Directors and Officers

     The information required by this item is contained under the section “Item 14—Indemnification of Directors and Officers” of the Registration Statement. That section is incorporated herein by reference.

Item 13.	Financial Statements and Supplementary Data

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

PeopleSupport, Inc.

      We have audited the accompanying consolidated balance sheets of PeopleSupport, Inc. and subsidiaries as of December 31, 2002 and 2003 and the related consolidated statements of operations and other comprehensive income (loss), stockholders’ deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of PeopleSupport, Inc. and subsidiaries as of December 31, 2002 and 2003 and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

/s/ BDO Seidman, LLP

Los Angeles, California
May 3, 2004, except for Note 13, as to which the date is August 5, 2004.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Board of Directors and Stockholders of

PeopleSupport, Inc.:

      In our opinion, the accompanying consolidated statements of operations and other comprehensive income (loss), of stockholders’ deficit and of cash flows present fairly, in all material respects, the results of operations and of cash flows of PeopleSupport, Inc. and its subsidiaries (the “Company”) for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audit. We conducted our audit of these statements in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Los Angeles, California

November 22, 2002,
except as to Note 13,
which is as of August 5, 2004

CONSOLIDATED BALANCE SHEETS

(In thousands, except per share data)

	As of December 31,		As of
			June 30,
	2002	2003	2004

			(unaudited)
Assets
Current assets:
Cash and cash equivalents	$5,179	$12,151	$12,977
Restricted short-term cash equivalent	1,000	101	101
Accounts receivable, net of allowance for doubtful accounts of $237, $553 and $582 (unaudited)	3,039	2,476	3,545
Investment in receivable portfolios	—	622	239
Prepaid expenses and other current assets	593	1,217	864

Total current assets	9,811	16,567	17,726
Property and equipment, net	4,908	4,829	8,688
Restricted long-term cash equivalent	—	550	550
Deferred offering costs	—	—	1,669
Other long-term assets	540	589	987

Total assets	$15,259	$22,535	$29,620

Liabilities and stockholders’ equity (deficit)
Current liabilities:
Accounts payable	$749	$1,031	$3,229
Accrued liabilities	2,086	2,478	3,976
Deferred revenue	1,072	1,235	1,717
Reserve for restructuring	1,555	25	—
Line of credit borrowings	166	—	—
Capital lease payable	59	—	—

Total current liabilities	5,687	4,769	8,922
Deferred rent	176	267	295

Total liabilities	5,863	5,036	9,217

Commitments and contingencies (Note 6)
Redeemable convertible preferred stock, $.003 par value; authorized 11,227 shares:
Convertible Series A preferred stock — $.003 par value; designated 712 shares; 712 shares issued and outstanding at December 31, 2002 and 2003 and June 30, 2004 (unaudited), liquidation preference over common stockholders of $1,302.	1,286	1,286	1,286
Convertible Series B preferred stock — $.003 par value; designated 3,848 shares; 2,239 shares issued and outstanding at December 31, 2002 and 2003 and 3,311 at June 30, 2004 (unaudited); liquidation preference over common stockholders of $6,134.	6,098	6,098	6,255
Convertible Series C preferred stock — $.003 par value; designated 3,289 shares; 3,289 shares issued and outstanding at December 31, 2002 and 2003 and June 30, 2004 (unaudited), liquidation preference over common stockholders of $17,571.	17,515	17,515	17,515
Convertible Series D preferred stock — $.003 par value; designated 3,378 shares; 3,149 shares issued and outstanding at December 31, 2002 and 2003 and June 30, 2004 (unaudited), liquidation preference over common stockholders of $49,268.	49,211	49,211	49,211
Stockholders’ equity (deficit)
Common stock, $.003 par value; authorized 16,975 shares; 2,533, 2,536 and 2,133 shares issued and outstanding at December 31, 2002 and 2003 and June 30, 2004 (unaudited), respectively.	7	7	6
Additional paid-in capital	4,405	6,399	6,723
Accumulated deficit	(69,353)	(61,367)	(58,238)
Accumulated other comprehensive income	227	224	230
Deferred stock compensation	—	(1,874)	(2,585)

Total stockholders’ equity (deficit)	(64,714)	(56,611)	(53,864)

Total liabilities, preferred stock and stockholders’ equity (deficit)	$15,259	$22,535	$29,620

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS AND OTHER

COMPREHENSIVE INCOME (LOSS)
(In thousands, except per share data)

				Six Months
	Years Ended December 31,			Ended June 30,

	2001	2002	2003	2003	2004

				(unaudited)
Revenues	$19,733	$19,780	$30,013	$13,729	$19,996
Cost of revenues (exclusive of depreciation shown below)	12,573	11,188	12,921	6,059	10,549
Selling, general and administrative	15,128	5,587	6,134	3,011	4,421
Depreciation and amortization	3,795	4,065	3,166	1,772	1,844
Restructuring charges	—	3,824	(345)	—	(22)

Income (loss) from operations	(11,763)	(4,884)	8,137	2,887	3,204
Interest expense	790	506	3	2	—
Interest income	(895)	(90)	(75)	(34)	(33)
Gain on the extinguishment of debt	—	(2,430)	—	—	—
Other expense (income)	(1)	9	(8)	(11)	5

Income (loss) before provision for income taxes	(11,657)	(2,879)	8,217	2,930	3,232
Provision for income taxes	13	13	231	81	103

Net income (loss)	(11,670)	(2,892)	7,986	2,849	3,129
Foreign currency translation adjustment	132	(46)	(3)	2	6

Comprehensive income (loss)	$(11,538)	$(2,938)	$7,983	$2,851	$3,135

Basic (loss) earnings per share	$(4.65)	$(1.14)	$3.15	$1.12	$1.29
Diluted (loss) earnings per share	$(4.65)	$(1.14)	$0.64	$0.23	$0.22
Basic weighted average shares outstanding	2,512	2,533	2,533	2,533	2,427
Diluted weighted average shares outstanding	2,512	2,533	12,560	12,190	13,999

See accompanying notes to consolidated financial statements.

1

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ DEFICIT

Years Ended December 31, 2001, 2002 and 2003 and Six Months Ended June 30, 2004
(In thousands)

					Accumulated
	Common Stock		Additional		Other	Deferred	Total
			Paid-in	Accumulated	Comprehensive	Stock	Stockholders’
	Shares	Amount	Capital	Deficit	Income	Compensation	Deficit

Balance, at January 1, 2001	2,474	$7	$4,867	$(54,791)	$141	$(1,196)	$(50,972)
Deferred stock compensation	—	—	(538)	—	—	1,196	658
Issuance of warrants	—	—	41	—	—	—	41
Exercise of stock options	58	—	34	—	—	—	34
Comprehensive loss	—	—	—	(11,670)	132	—	(11,538)

Balance, at December 31, 2001	2,532	7	4,404	(66,461)	273	—	(61,777)
Exercise of stock options	1	—	1	—	—	—	1
Comprehensive loss	—	—	—	(2,892)	(46)	—	(2,938)

Balance, at December 31, 2002	2,533	7	4,405	(69,353)	227	—	(64,714)
Exercise of stock options	3	—	1	—	—	—	1
Comprehensive income (loss)	—	—	—	7,986	(3)	—	7,983
Deferred stock compensation	—	—	1,998	—	—	(1,998)	—
Amortization of deferred stock compensation	—	—	(5)	—	—	124	119

Balance, at December 31, 2003	2,536	7	6,399	(61,367)	224	(1,874)	(56,611)
Exercise of stock options (unaudited)	144	1	51	—	—	—	52
Repurchase of common stock (unaudited)	(547)	(2)	(1,348)	—	—	—	(1,350)
Comprehensive income (unaudited)	—	—	—	3,129	6	—	3,135
Deferred stock compensation (unaudited)	—	—	1,728	—	—	(1,728)	—
Amortization of deferred stock compensation (unaudited)	—	—	(107)	—	—	(1,017)	910

Balance, at June 30, 2004 (unaudited)	2,133	$6	$6,723	$(58,238)	$230	$(2,585)	$(53,864)

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

				Six Months
	Years Ended December 31,			Ended June 30,

	2001	2002	2003	2003	2004

				(unaudited)
OPERATING ACTIVITIES
Net income (loss)	$(11,670)	$(2,892)	$7,986	$2,849	$3,129
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	4,042	4,065	3,166	1,772	1,844
Amortization of debt discount	—	194	—	—	—
Provision for doubtful accounts	(147)	351	293	244	30
Stock-based compensation	658	—	119	2	910
Gain on extinguishment of debt	—	(2,430)	—	—	—
Non-cash restructuring charges	—	1,548	427	—	—
Reduction of excess accrual for restructuring	—	(59)	(974)	—	(22)
Changes in operating assets and liabilities:
Accounts receivable	(657)	(306)	270	749	(1,100)
Prepaid expenses and other assets	113	(59)	(624)	(8)	335
Other long-term assets	(38)	(21)	(49)	(111)	(401)
Accounts payable and accrued liabilities	(1,551)	(1,799)	765	190	2,526
Deferred revenue	(525)	965	163	530	482
Reserve for restructuring	—	2,336	58	—	—
Cash payments on restructuring reserve	—	(1,384)	(758)	(150)	(3)

Net cash provided by (used in) operating activities	(9,775)	509	10,842	6,067	7,730
INVESTING ACTIVITIES
Purchases of receivable portfolios	—	—	(723)	—	—
Collections applied to principal of receivable portfolios	—	—	101	—	384
Purchase of property and equipment	(3,184)	(752)	(3,370)	(863)	(5,694)
Sales of short-term investments	7,508	771	—	253	—
Restricted cash equivalent	—	(1,000)	349	—	—

Net cash provided by (used in) investing activities	4,324	(981)	(3,643)	(610)	(5,310)
FINANCING ACTIVITIES
Payments of capital lease obligation	76	(224)	(59)	(59)	—
Proceeds from note payable	672	—	—	—	—
Repayments of note payable	(1,213)	(1,725)	—	—	—
Line of credit borrowings	365	—	—	—	—
Payments on line of credit borrowings	(491)	(198)	(166)	(166)	—
Proceeds from the exercise of stock options	34	1	1	—	52
Repurchase of common stock	—	—	—	—	(1,350)
Proceeds from the exercise of warrants to purchase redeemable preferred stock	—	—	—	—	157
Deferred offering costs	—	—	—	—	(455)

Net cash used in financing activities	(557)	(2,146)	(224)	(225)	(1,596)
Effect of exchange rate changes on cash	132	(46)	(3)	1	2

Net increase (decrease) in cash and cash equivalents	(5,876)	(2,664)	6,972	5,233	826
Cash and cash equivalents, beginning of period	13,719	7,843	5,179	5,179	12,151

Cash and cash equivalents, end of period	$7,843	$5,179	$12,151	$10,412	$12,977

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Interest paid for the period	$543	$296	$3	$2	$—
Taxes paid for the period	—	8	15	15	392

NON-CASH INVESTING AND FINANCING ACTIVITIES
Issuance of warrants with credit agreements	$41	—	—	—	—

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except per share data)

1 — Description of the Company

      PeopleSupport, Inc. (the “Company”) was incorporated in the State of Delaware on July 2, 1998 and is a provider of offshore business process outsourcing services, including customer management solutions and accounts receivable management services.

2 — Summary of Significant Accounting Policies

Unaudited Interim Results

      The accompanying consolidated balance sheet as of June 30, 2004, the consolidated statements of operations and the consolidated statements of cash flows for the six months ended June 30, 2003 and 2004, and the consolidated statement of changes in stockholders’ deficit for the six months ended June 30, 2004, are unaudited. The unaudited interim financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, consisting only of normal, recurring adjustments, necessary to present fairly the Company’s financial position, results of operations and cash flows for the six months ended June 30, 2003 and 2004. The financial data and other information disclosed in these notes to the consolidated financial statements related to the six months ended June 30, 2003 and 2004 are unaudited. The results for the six months ended June 30, 2004 are not necessarily indicative of the results to be expected for the year ended December 31, 2004 or for any other interim period or for any future year.

Use of Estimates

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities disclosure of contingent assets and liabilities, and reported amounts of revenues and expenses. Actual results could differ from those estimates.

Concentrations of Risk

      Financial instruments that potentially subject the Company to concentration of credit risk consist of cash and cash equivalents and accounts receivable. Cash and cash equivalents are deposited or managed by major financial institutions and at times are in excess of FDIC insurance limits.

      The Company performs ongoing credit evaluations of its customers’ financial condition and limits the amount of credit extended when deemed necessary, but generally does not require collateral. The

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Company maintains an allowance for potential credit losses and write-offs of accounts receivable, which amounted to $237, $553 and $582 at December 31, 2002 and 2003 and June 30, 2004, respectively.

      Revenue and accounts receivable from significant customers were as follows:

							As of and for the six
	As of and for the year ended December 31,						months ended June 30,

	2001		2002		2003		2004

	% of		% of		% of		% of
	Revenue	% of A/R, Net	Revenue	% of A/R, Net	Revenue	% of A/R, Net	Revenue	% of A/R, Net

Company A	17%	12%	53%	36%	49%	—	33%	0%
Company B	42%	72%	36%	50%	26%	17%	10%	9%
Company C	—	—	—	—	13%	75%	29%	55%

      The Company maintains operational and technical facilities for its global operations, including maintaining a relationship with two significant vendors that provide the facility storage and related maintenance of the Company’s main technology equipment and data. Any significant events leading to systems and operations unavailability before the Company’s contingency plans are deployed could potentially lead to a disruption of service and associated financial impact.

      The Company’s revenues are dependent on clients in the travel, hospitality, technology and communications industries, and a material decrease in demand for outsourced services in these industries could result in decreased revenues. Additionally, the Company has significant operations in the Philippines, and is subject to risks associated with operating in the Philippines including political, social and economic instability and increased security concerns, fluctuation in currency exchange rates and exposure to different legal standards. Total carrying amounts of assets used in our Philippine operations were $2,431, $4,719 and $8,966 at December 31, 2002 and 2003 and June 30, 2004, respectively.

Principles of Consolidation

      The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany balances have been eliminated.

Cash, Cash Equivalents and Restricted Cash Equivalent

      Cash and cash equivalents consist of cash on hand and short-term investments with original maturities of three months or less. Cash equivalents at December 31, 2002 and 2003 and June 30, 2004 consist of money-market funds, commercial paper and certificates of deposit. The restricted cash equivalent is invested in a certificate of deposit, which matures within 90 days (see Notes 5 and 6).

Property and Equipment

      Property and equipment are stated at cost and depreciated using the straight-line method over the following period for each category:

Furniture and fixtures	5 years
Computer equipment	3 years
Software	3 years

      Leasehold improvements are amortized over the shorter of the useful life or the remaining lease term.

Impairment of Long-lived Assets

      Long-lived assets, including fixed assets and intangibles, are reviewed for impairment as events or changes in circumstances occur indicating that the carrying amounts may not be recoverable. When these

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

events or changes in circumstances indicate that the carrying amount might be impaired, undiscounted cash flow analyses would be used to assess whether an impairment had occurred. In that case, the asset would be written down to its estimated fair value. The estimation of future cash flows and fair values involves considerable management judgment.

Reclassifications

      Certain reclassifications have been made to prior year amounts to conform with the current presentation.

Revenue Recognition

      Implementation fees include revenues associated with new customers, which are deferred and recognized ratably over the life of the contract. Recurring session fees, which include revenues associated with voice, email and live help transactions and with hosting and maintaining software applications for customer care, are recognized as these services are provided. Revenues are recognized when there are no significant Company obligations remaining, fees are fixed and determinable and collection of the related receivable is reasonably assured.

      For purchased accounts receivable portfolios, due to the Company’s limited experience in assessing its collection trends, the Company only recognizes revenue to the extent of cash collected in excess of the portfolio’s purchase price. The Company periodically assesses the collections experience trend curve to determine if a change in revenue recognition treatment is appropriate. Commission revenues for contingent accounts receivable management contracts are recognized upon receipt of the collected funds.

Cost of Revenues

      Cost of revenues consists primarily of employee-related costs associated with the services rendered on behalf of a client, as well as telecommunications costs, information technology costs associated with providing services, facilities support and customer management support costs related to the operation of outsourcing and data centers and consultant services.

Net Income (Loss) Per Share

      Basic earnings (loss) per share (EPS) excludes dilution and is computed by dividing net income or loss by the weighted average of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock (i.e., convertible preferred stock, warrants to purchase common stock and common stock options using the treasury stock method) were exercised or converted into common stock.

      The following is a summary of the number of shares of securities outstanding during the respective periods that have been excluded from the calculations because the effect on net income (loss) per share would have been antidilutive (in thousands):

				Six Months
	Year Ended December 31,			Ended June 30,

	2001	2002	2003	2003	2004

Convertible preferred stock	9,388	9,388	—	—	—
Options	1,286	847	136	198	—
Preferred stock warrants	1,604	1,604	1,211	1,604	31
Common stock warrants	96	96	72	96	—

	12,374	11,935	1,419	1,898	31

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following is a reconciliation of the numerators and denominators of the basic and diluted earnings per share computations:

	Years Ended December 31,

	2001			2002			2003

			Per			Per			Per
	Loss	Shares	Share	Loss	Shares	Share	Income	Shares	Share
	(Numerator)	(Denominator)	Amount	(Numerator)	(Denominator)	Amount	(Numerator)	(Denominator)	Amount

Basic earnings per share:
(Loss) income to common stockholders	$(11,670)	2,512	$(4.65)	$(2,892)	2,533	$(1.14)	$7,986	2,533	$3.15
Effect of dilutive securities:
Options	—	—		—	—		—	438
Warrants	—	—		—	—		—	201
Convertible preferred stock	—	—		—	—		—	9,388

(Loss) income available to common stockholders	$(11,670)	2,512	$(4.65)	$(2,892)	2,533	$(1.14)	$7,986	12,560	$0.64

	Six Months Ended June 30,

	2003			2004

			Per			Per
	Income	Shares	Share	Income	Shares	Share
	(Numerator)	(Denominator)	Amount	(Numerator)	(Denominator)	Amount

	(unaudited)
Basic earnings per share:
Income to common stockholders	$2,849	2,533	$1.12	$3,129	2,427	$1.29
Effect of dilutive securities:
Options	—	269		—	946
Warrants	—	—		—	1,203
Convertible preferred stock	—	9,388		—	9,423

Income available to common stockholders	$2,849	12,190	$0.23	$3,129	13,999	$0.22

Segments of an Enterprise

      The Company reports segment information in accordance with SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information” (“SFAS 131”). Under SFAS 131, all publicly traded companies are required to report certain information about the operating segments, products, services and geographical areas in which they operate and their major customers. The Company operates as two business segments: customer management services and accounts receivable management services; however, our accounts receivable management segment is not separately presented as it currently represents substantially less than 10 percent of the combined revenues, profit and assets of the total reported operating segments (Note 12).

Income Taxes

      The Company uses the liability method to account for income taxes. Under this method, deferred taxes are determined based on the differences between the financial statement and tax bases of assets and liabilities and are measured at the enacted tax rates that will be in effect when those differences are expected to reverse. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Fair Value of Financial Instruments

      The Company’s financial instruments, including cash and cash equivalents, restricted cash equivalent, accounts receivable, accounts payable and accrued liabilities are carried at cost, which approximates their fair value.

Foreign Currency

      The Company’s foreign subsidiary uses its local currency as its functional currency. Assets and liabilities are translated into U.S. dollars at exchange rates prevailing at the balance sheet dates. Revenues and expenses are translated into U.S. dollars at average exchange rates for the period. The resultant cumulative translation adjustments are included in accumulated other comprehensive income or loss, which is a separate component of stockholders’ deficit. Gains and losses from foreign currency transactions are recognized as a component of net income or loss as incurred and were not material for any of the years presented.

Stock-Based Compensation

      The Company accounts for stock-based employee compensation arrangements in accordance with provisions of Accounting Principles Board Opinion No. 25 (“APB 25”), “Accounting for Stock Issued to Employees,” and related interpretations and complies with the disclosure provisions of Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”). Compensation expense is based on the difference, if any, on the date of grant, between the fair value of the Company’s stock price and the exercise price. The Company accounts for stock issued to non-employees in accordance with the provisions of SFAS No. 123 and related interpretations.

      The stock-based compensation cost associated with the Company’s 1998 Stock Option Plan (the “Plan”), determined using the minimum value method prescribed by SFAS No. 123, did not result in a material difference from the reported net loss or income for the years ended December 31, 2001, 2002 and 2003.

				Six Months
	Years Ended December 31,			Ended June 30,

	2001	2002	2003	2003	2004

Net income (loss), as reported	$(11,670)	$(2,892)	$7,986	$2,849	$3,129
Add: Stock-based compensation expense included in reported net income, net of related tax effects	658	—	119	2	910
Deduct: Total stock-based compensation expense determined under fair value based methods for all awards, net of related tax effects	(1,422)	(416)	(332)	(104)	(933)

Pro forma net income (loss)	$(12,434)	$(3,308)	$7,773	$2,747	$3,106

Basic (loss) earnings per share
As reported	$(4.65)	$(1.14)	$3.15	$1.12	$1.29
Pro forma	$(4.95)	$(1.31)	$3.07	$1.08	$1.28
Diluted (loss) earnings per share
As reported	$(4.65)	$(1.14)	$0.64	$0.23	$0.22
Pro forma	$(4.95)	$(1.31)	$0.62	$0.23	$0.22

      The minimum value method requires input of highly subjective assumptions, changes in which could materially affect the fair value estimate. In addition, the minimum value method is only allowed for non-

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

public entities, as public entities are required to include an expected volatility factor in addition to the factors described below. In anticipation of completing the initial public offering, the Company has utilized an expected volatility factor of 31.7% for the six months ended June 30, 2004. As a result, the effects on pro forma disclosures of applying SFAS 123 are not likely to be representative of the effects on pro forma disclosures of future years.

				Six Months
	Years Ended			Ended
	December 31,			June 30,

	2001	2002	2003	2003	2004

Risk free interest rate	5.00%	2.71%	2.71%	2.71%	4.00%
Expected life (years)	5	5	5	5	5
Dividend yield	0%	0%	0%	0%	0%
Expected volatility	0%	0%	0%	0%	31.7%

      The weighted average fair value at the grant date for such options was $5.15, $0.52, $5.15 and $11.00 per option for the periods ended December 31, 2001, 2002 and 2003 and June 30, 2004, respectively.

Comprehensive income

      The Company follows the reporting and disclosure requirements of SFAS 130, Reporting Comprehensive Income. SFAS 130 requires the disclosure of total non-stockholder changes in equity and its components, which would include all changes in equity during a period except those resulting from investments by and distributions to stockholders. The components of other comprehensive income (loss) applicable to the Company are translation gains and losses on foreign currency.

Gain on Extinguishment of Debt

      In 2002, the Company settled an equipment loan for less than the outstanding balance and recorded a gain on the difference between the outstanding balance and the amount paid.

Recent Accounting Pronouncements

      In December 2003, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 104 (SAB No. 104), “Revenue Recognition,” which codifies, revises and rescinds certain sections of SAB No. 101, “Revenue Recognition,” in order to make this interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The changes noted in SAB No. 104 did not have a material effect on the Company’s results of operations, financial position or cash flows.

      In May 2003, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” SFAS 150 establishes standards for how an issuer classifies and measures in its statement of financial position certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances) because that financial instrument embodies an obligation of the issuer. This Statement is effective at the beginning of the first interim period beginning after June 15, 2003 for public companies. The Company adopted this statement as of July 1, 2003. This statement does not affect the accounting for the Company’s outstanding preferred stock and had no material impact on its financial statements.

      In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation — Transitional Disclosure,” which amends SFAS No. 123, “Accounting for Stock-Based Compensation.” SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

disclosure requirements of SFAS No. 123 to require more prominent and more frequent disclosures in financial statements of the effects for stock-based compensation. The transition guidance and annual disclosure provisions of SFAS No. 148 are effective for fiscal years ending after December 15, 2002. The interim disclosure provisions are effective for financial reports containing condensed financial statements for interim periods beginning after December 15, 2002. The adoption of SFAS No. 148 did not have a material impact on the Company’s results of operations or its financial position.

      In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” This statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (“EITF”) Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” The Company has adopted the provisions of SFAS No. 146 for restructuring activities initiated after December 31, 2002 and in 2003 recorded charges required under SFAS 146 relating to the closure of its St. Louis facility. SFAS No. 146 requires that the liability for costs associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF Issue No. 94-3, a liability for an exit cost was recognized at the date of a company’s commitment to an exit plan. SFAS No. 146 also establishes that the liability should be measured at fair value. Accordingly, SFAS No. 146 affects the timing of recognizing current and future restructuring costs as well as the amount recognized.

      In May 2002, the FASB issued SFAS No. 145, “Rescission of SFAS No. 4, 44, and 64, Amendment of SFAS 13, and Technical Corrections.” This statement rescinds SFAS No. 4, “Reporting Gains and Losses from Extinguishment of Debt,” and an amendment of SFAS No. 64, “Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements.” This statement also rescinds SFAS No. 44, “Accounting for Intangible Assets of Motor Carriers.” This statement amends SFAS No. 13, “Accounting for Leases,” to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. This Statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. This statement is effective for years beginning after May 2002 for the provisions related to the rescission of SFAS Nos. 4 and 64, and for all transactions entered into beginning May 2002 for the provisions related to the amendment to SFAS No. 13. The adoption of SFAS No. 145 resulted in the classification of the 2002 gain on extinguishment of debt as other income on the consolidated statement of operations and comprehensive income (loss) for the year ended December 31, 2002.

      In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others,” an interpretation of FASB Statement Nos. 5, 57 and 107, and a rescission of FASB Interpretation No. 34. This interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of the interpretation are applicable to guarantees issued or modified after December 31, 2002. The disclosure requirements are effective for financial statements of interim and annual periods ending after December 31, 2002. The Company adopted this statement as of January 1, 2003 and it had no material impact on its financial statements.

      The following is a summary of the Company’s agreements that the Company has determined is within the scope of FIN 45.

      Under its bylaws, the Company has agreed to indemnify its officers and directors for certain events or occurrences arising as a result of the officer or director’s serving in such capacity. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited. However, the Company has a directors and officers liability insurance policy that

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

limits its exposure and enables it to recover a portion of any future amounts paid. As a result of its insurance policy coverage, the Company believes the estimated fair value of these indemnification agreements is minimal and has no liability recorded for these agreements as of December 31, 2003.

      The Company enters into indemnification provisions under its agreements with other companies in its ordinary course of business, typically business partners, contractors, customers, landlords and its agreements with investors. Under these provisions the Company generally indemnifies and hold harmless the indemnified party for losses suffered or incurred by the indemnified party as a result of the Company’s activities or, in some cases, as a result of the indemnified party’s activities under the agreement. These indemnification provisions often include indemnifications relating to representations made by the Company with regard to intellectual property rights. These indemnification provisions generally survive the termination of the underlying agreement. The maximum potential amount of future payments the Company could be required to make under these indemnifications provisions is unlimited. The Company has not incurred material costs to defend lawsuits or settle claims related to these indemnification provisions. As a result, the Company believes the estimated fair value of these provisions is minimal. Accordingly, the Company has no liabilities recorded for these agreements as of December 31, 2003.

      In January 2003, the FASB issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin (“ARB”) No. 51, Consolidated Financial Statements.” This interpretation clarifies the application of ARB No. 51 to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The adoption of this interpretation did not have a material impact on the Company’s financial position and results of operations.

3 — Property and Equipment

      Property and equipment consist of the following at December 31:

	2002	2003

Furniture and fixtures	$2,628	$2,709
Computer equipment	5,006	6,525
Software	3,577	3,963
Leasehold improvements	2,723	2,616

	13,934	15,813
Less: Accumulated depreciation and amortization	(9,026)	(10,984)

Total property and equipment	$4,908	$4,829

      Assets acquired under capital lease totaled $837 and $0 at December 31, 2002 and 2003. Related accumulated amortization amounted to $698 and $0 at December 31, 2002 and 2003.

4 — Line of Credit

      In June 2002, the Company renewed its line of credit arrangement for borrowings of up to $1,481 for general corporate purposes, equipment procurements in an amount not to exceed $281 and the issuance of Standby Letters of Credit not to exceed $1,200, with a maturity of May 31, 2003. In connection with this renewal, the Company signed a Pledge and Security Agreement granting a security interest in certificates of deposit with a commercial bank to secure performance of the Company’s obligations. The line of credit accrued interest at 0.50% above the bank’s prime rate (4.25% at December 31, 2002) and expired on May 31, 2003. The line of credit required the Company to maintain a certain quick ratio, a certain cash balance and achieve a certain level of revenue. At December 31, 2002, the Company was in compliance

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

with its covenants and had borrowings outstanding, reflected as line of credit borrowings on the balance sheet, amounting to $166. In January 2003, the balance of the line of credit was paid in full.

5 — Credit Agreements

      Through October 2002, the Company maintained a credit agreement providing for borrowings of up to $9,172. The credit agreement accrued interest at 10.5% with a maturity date of August 1, 2006. Under the terms of the agreement, the Company was to use a minimum of 70% of the available funds for capital expenditures to be purchased from the lender for the development of the Company’s technology infrastructure. The borrowings were secured by the assets purchased.

      In May 2000, in connection with the credit agreement, the Company issued a warrant to the lender to purchase 96 shares of its common stock at $15.65 per share (see Note 8).

      In October, 2002, the Company made a final payment of $1,633 to the lender in settlement of the balance due on the credit agreement. The amount of the indebtedness prior to the settlement was $4,063. Accordingly, the Company recorded a gain on the extinguishment of debt of $2,430. There are no further payments or obligations due from either party as a result of this settlement.

      In July 2003, the Company entered into a Revolving Note in the original principal sum of $3,000. The Revolving Note was fully secured by a certificate of deposit in the same amount held at the lending institution. The Revolving Note carried a rate of LIBOR plus 1.5% per annum. As of December 31, 2003, there were no outstanding balances, and in April 2004, the Company retired this unused facility.

6 — Commitments and Contingencies

     Leases

      The Company leases its office facilities and miscellaneous office equipment under operating leases expiring at various times through 2015. In November 2002, the Company entered into a settlement agreement with a creditor relating to an operating lease. The parties agreed to settle the balance due for a one-time payment of $1,300. As a result of the settlement, the Company obtained title to all equipment under the lease and there are no further payments or obligations due from either party as a result of this settlement. In December 2003, the Company entered into a binding agreement to lease the PeopleSupport Center. The following summarizes our contractual obligations at December 31, 2003, and includes the lease obligation of $17.6 million associated with the PeopleSupport Center:

Operating
Years Ending December 31,	Lease

2004	$1,767
2005	2,082
2006	2,104
2007	1,904
2008	1,878
Thereafter	12,652

Total	$22,387

      In May 2003, the Company renewed two Standby Letters of Credit related to lease obligations in Los Angeles and Manila and adjusted the pledged collateral to $650. Pursuant to the terms of the letters of credit, approximately $100 of the security interest will be released in August 2004 and approximately $550 will be released in August 2005.

      Interest expense for capital lease obligation was $41, $15 and $0 for the years ended December 31, 2001, 2002 and 2003, respectively. The Company records rental expense on a straight-line basis over the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

base, non-cancelable lease terms. Any difference between the calculated expense and the amount actually paid are reflected as a liability in the accompanying consolidated balance sheet and totaled $176 and $267 at December 31, 2002 and 2003, respectively. Rent expense for the years ended December 31, 2001, 2002 and 2003 was $2,965, $2,617 and $2,159, respectively.

      The Company currently has four outsourcing center leases which stipulate changes in lease payments due to inflation or deflation in the Philippines or fluctuations in the value of the Philippine peso relative to the value of the U.S. dollar. These leases provide for increases in lease payments in the case of extraordinary inflation. Two of these contracts provide that an event of extraordinary inflation will be conclusively presumed to have occurred if the specified exchange rate of the Philippine peso relative to the U.S. dollar increases by more than 25% over a short period, or if the purchasing power of the Philippine peso decreases by more than 25% over the same period. The third of these contracts provides for an increase in our lease obligations if the local consumer price index increases by 16% or more over a 12 month period. Another one of the Company’s leases provides that in the case of an extraordinary reduction in the value of the currency used to make payments under the lease, the value of the currency at the time the Company entered into the obligation will be the basis of payment. In the event of extraordinary inflation, the Company obligations under this agreement could increase by 16% to 25% or more. In each of the last two years, the Philippines has recorded an annual inflation rate of approximately three percent. Rulings by the Philippine Supreme Court indicate that the Philippines has not experienced any period of inflation in the past that would be construed as extraordinary inflation under the Company’s contracts.

      The Company has the option to renew 3 leases under various terms, ranging from 5 to 6  years, at various rates as specified with each lease agreement.

     Contractual Compensation Obligation

      Effective July 1, 2002, the Company adopted its 2002 Management Incentive Plan (the “Plan”) under which the Company is obligated to make payments to senior management and key employees upon completion of certain significant transactions, including the sale of the Company or an initial public offering pursuant to the Securities Act of 1933. Under the Plan, certain key employees designated by the Company’s Board of Directors will receive cash payments based on the aggregate net proceeds received by the Company and selling stockholders from the offering. The Plan provides for payments in the maximum aggregate amount of $11.1 million if aggregate net proceeds from the sale or offering exceed $74 million. Pursuant to agreements between the Company and certain executive officers, a majority of the aggregate amount payable under the Plan will be allocated among these executives. The Company's Board of Directors will be entitled to use its discretion to allocate the remaining portion among these executives or among other employees or service providers in consideration of their contribution of services to the Company.

     Litigation

      In July 2002, a former executive filed a claim against the Company. The Company accrued legal fees and other costs in connection with this claim, which were included in the reserve for restructuring on the accompanying balance sheet as of December 31, 2002. In 2003, the Company settled this litigation and the restructuring reserve was reduced by the difference between the amount previously accrued for and the settlement.

      The Company is, from time to time, a defendant or plaintiff in litigation related to claims arising out of its operations in the ordinary course of business. The Company believes that no such claims should have a material adverse impact on its financial condition or results of operations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

7 — Convertible Preferred Stock

      In August 1998, the Company issued 712 shares of Series A convertible preferred stock for $1.83 per share. In May through July 1999, the Company issued 2,239 shares of Series B convertible preferred stock for $2.74 per share. In November 1999, the Company issued 3,289 shares of Series C convertible preferred stock for $5.34 per share. In April 2000, the Company issued 3,149 shares of Series D convertible preferred stock for $15.65 per share.

     Dividend Rights

      Dividends shall be paid when and if declared by the Board of Directors, at the rate of $0.14621, $0.274, $0.534 and $1.565 per share of the outstanding Series A, Series B, Series C and Series D convertible preferred stock, respectively, and shall be payable out of funds legally available. No dividends have been declared to date.

     Liquidation

      Upon any voluntary or involuntary liquidation, dissolution or winding up of the Company, or in the event of certain transactions resulting in a change of control, as provided in the Company’s Certificate of Incorporation, as amended to date, the holders of the Series A, Series B, Series C and Series D convertible preferred stock will be entitled to be paid ratably, before any payment shall be made to the common stockholders, an amount in cash or property equal to the sum of $1.83 per share of Series A preferred stock, $2.74 per share of Series B preferred stock, $5.34 per share of Series C preferred stock and $15.65 per share of Series D preferred stock, plus all declared but unpaid dividends. Upon payment of the liquidation preference, the remaining proceeds shall be distributed on an as-converted basis to the holders of the Series C preferred stock, Series D preferred stock and common stock until the Series C holders have received, in total, an amount equal to the sum of $10.68 per share and Series D holders have received, in total, an amount equal to the sum of $31.29 per share.

     Conversion Right

      Each share of preferred stock shall be convertible, at the option of the holder, at any time after the date of issuance, into one share of common stock, subject to adjustment. The preferred shares will automatically convert into shares of common stock, at the then-applicable conversion price, upon the closing of an underwritten public offering of the Company’s common shares at a price of not less than $9.59 per share and from which the gross proceeds to the Company are not less than $40 million.

     Antidilution Provision

      The conversion price of each share of preferred stock will be subject to an adjustment to reduce dilution in the event that the Company issues additional equity securities at a purchase price less than the applicable conversion price.

     Voting Rights

      The holders of the preferred shares are entitled to the number of votes to which they would be entitled if the preferred shares were converted into common shares.

8 — Warrants

      In June 1999, as issuance costs for the Series B preferred stock financing, the Company issued a fully vested warrant to purchase 62 shares of Series B preferred stock. The warrant entitles the holder to purchase Series B preferred stock at $2.74 per share and expires in June 2004. The fair value was determined to be $117 and was recorded as additional paid in capital.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Additionally, the Company issued warrants to purchase 1,536 shares of Series B convertible preferred stock to Series B investors. The warrants entitle the holders to purchase one share of Series B preferred stock at $2.74 per share and expire in June 2004. The fair value assigned to the warrants was determined to be $1,968 and was recorded as additional paid in capital. The warrants vested upon issuance with respect to 766 shares of Series B preferred stock and upon an agreed-upon investment by the warrant holders in the Company’s 1999 Series C preferred stock financing with respect to the remaining 766 shares of Series B preferred stock. In 2000, the right to purchase 36 shares of Series B warrants did not vest and was therefore canceled. As of December 31, 2002, all of the warrants were fully vested. During the six months ended June 30, 2004, seven holders of Series B warrants exercised their right to purchase 1,553 shares. Of the seven warrant holders who exercised during the six months ended June 30, 2004, three holders elected a cashless exercise resulting in the net issuance of 1,072 shares of Series B convertible preferred stock.

      In October 1999, in connection with a line of credit borrowing, which expired in 2000, the Company issued a fully vested warrant to purchase 11 shares of Series B preferred stock at $2.74 per share. The warrant expires in October 2004. The fair value was determined to be $21 and was fully amortized as additional interest expense as of December 31, 2000.

      In April 2000, in connection with the original line of credit borrowing as described in Note 4, the Company issued a warrant to purchase 27 shares of Series D preferred stock at $15.65 per share. The warrant was issued in April 2000 and expires in April 2005. The fair value was determined to be $299 and was amortized over the life of the line of credit as additional interest expense. Additional interest expense related to this warrant was $87 for the year ended December 31, 2001. As of June 30, 2004, the warrant had not been exercised.

      In May 2000, in connection with a credit agreement as described in Note 5, the Company issued a warrant to purchase 96 shares of common stock at $15.65 per share. The warrant was issued in May 2000 and expires 5 years from the issuance date in May 2005. The fair value was determined to be $416 and was amortized over the life of the credit agreement as additional interest expense. During 2001 and 2002, the Company recorded $139 and $174 additional interest expense. As of June 30, 2004, the warrant had not been exercised.

      In June 2001, in connection with the renewal of the line of credit borrowing as described in Note 4, the Company issued a warrant to purchase 4 shares of Series D preferred stock at $15.65 per share. The warrant expires 5 years from the issuance date in June 2006. The fair value was determined to be $41 and was amortized over the life of the line of credit as additional interest expense. Additional interest expense related to this warrant was $21 for each of the years ended December 31, 2001 and 2002. As of June 30, 2004, the warrant had not been exercised.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

9 — Stock options

      Stock option activity for the years ended December 31, 2001, 2002 and 2003 is summarized as follows:

		Weighted
		Average
	Number of	Exercise	Shares
	Shares	Price	Exercisable

Balance, at January 1, 2001	1,445	$2.88
Granted	897	5.15
Canceled	(998)	3.67
Exercised	(58)	0.55

Balance, at December 31, 2001	1,286	3.97	311
Granted	465	0.52
Canceled	(903)	4.69
Exercised	(1)	0.41

Balance, at December 31, 2002	847	1.32	326
Granted	422	0.41
Canceled	(161)	1.17
Exercised	(4)	0.41

Balance, at December 31, 2003	1,104	$1.01	495

      The Company’s 1998 Stock Option Plan, (the “Plan”) provides for the issuance by the Board of Directors of stock options at prices not less than 85% (110% if the award is issued to a 10% stockholder) of the fair market value at the date of issue. An aggregate of 2,268 options were reserved under the Plan, of which 1,164 options were available for future grant by the Board of Directors at December 31, 2003.

      The Plan provides for the grant of nonstatutory and incentive stock options to employees, officers, directors and consultants of the Company. Options granted generally vest 25% after one year of service and ratably over 36 months thereafter.

				Exercisable
	Outstanding Weighted Average			Weighted Average

		Remaining
		Contractual	Exercise		Exercise
Exercise Price Per Share	Shares	Life (Years)	Price	Shares	Price

$0.03	33	4.54	$0.03	33	$0.03
0.19	142	4.89	0.19	142	0.19
0.27	33	8.64	0.27	33	0.27
0.41	711	9.27	0.41	124	0.41
1.15	18	6.05	1.15	18	1.15
1.89	32	6.15	1.89	31	1.89
5.15	135	6.47	5.15	114	5.15

	1,104	8.06	$1.01	495	$1.51

      Options granted during the year ended December 31, 2000 resulted in deferred compensation of $3,022, which was included in deferred compensation in the consolidated statement of stockholders’ equity (deficit). During the year ended December 31, 2001, the Company did not incur any additional deferred compensation and reversed unamortized deferred compensation of $538 related to cancelled options. Deferred compensation represented the difference between the deemed fair value of the Company’s common stock for financial accounting purposes and the exercise price of these options at the date of

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

grant. Deferred compensation amortization expense was computed over the service period by using the aggregate percentage of compensation accrued by the end of each year of service (the vesting period). During the year ended December 31, 2001, such stock-based compensation expense included in the consolidated statement of operations amounted to $658.

      During the year ended December 31, 2002, the Company did not incur any stock-based compensation expense or deferred compensation as there was no difference between the deemed fair value of the Company’s common stock and the exercise price of these options at the date of grant.

      Options granted during the year ended December 31, 2003 resulted in deferred compensation of $1,998, which was included in deferred compensation in the consolidated statement of stockholders’ equity (deficit). Deferred compensation expense was amortized ratably using an accelerated method over the vesting period. During the year ended December 31, 2003, such stock-based compensation expense included in the consolidated statement of operations amounted to $119.

      Options granted during the six months ended June 30, 2004 resulted in deferred compensation of $1,728, which was included in deferred compensation in the consolidated statement of stockholders’ equity (deficit). Deferred compensation expense was amortized ratably using an accelerated method over the vesting period. During the six months ended June 30, 2004, such stock-based compensation expense included in the consolidated statement of operations amounted to $910, $299 recorded in cost of revenues and recorded $611 in selling, general and administrative.

      In accordance with the provisions of Accounting Principles Board Opinion No. 25, the Company had recognized compensation expense based on the difference between the fair value of the Company’s stock and the option exercise price at the time of the grant. The table below details the stock option grants from June 30, 2003:

				Deferred
	Option	Exercise	Fair Value	Compensation
	Grants	Price	per Shares	Expense

7/23/2003	46	$0.41	$2.19	$82

10/23/2003	24	$0.41	$5.48	121

12/9/2003	289	$0.41	$6.58	1,783

1/30/2004 (unaudited)	129	$0.41	$11.00	1,366

3/11/2004 (unaudited)	54	$6.85	$11.00	224

4/28/2004 (unaudited)	35	$6.85	$11.00	145

	577			$3,721

      Grants of certain unexercised options under the Company’s 1998 Incentive Stock Plan between January 1, 2003 through April 28, 2004, may not have been exempt from registration or qualification under federal and state securities laws and the Company did not obtain any required registration or qualification. As a result, the Company intends to make a rescission offer to the U.S. holders of these options, which the Company intends to complete before or shortly after the effective date of this registration statement. In order to comply with California securities law, the Company will offer to repurchase these unexercised options. The Company intends to offer to repurchase these options at 20% of the option exercise price multiplied by the number of shares underlying the option, plus interest at an annual rate of 7% from the grant date, and has applied to the California Department of Corporations for approval of the terms of the repurchase offer. The proposed repurchase price is subject to approval by California Department of Corporations. Accordingly, if this rescission offer is approved and accepted, the Company could be required to make payments to the holders of these options of 20% of the option exercise price multiplied by the number of shares subject to such options, which would approximate $0.1 million, plus statutory interest at an annual rate of 7 percent. There is no assurance that the terms of the repurchase offer will be approved by the California Department of Corporations and the Company could be required to offer a higher amount. Federal securities laws do not expressly provide that a rescission offer will terminate a purchaser’s right to rescind a sale of stock that was not registered as required. If any or all of the offerees reject our offer to repurchase the options, the Company may continue to be liable under federal and state securities laws. Management does not believe that this rescission offer will have a material effect on the Company’s results of operations, cash flows or financial positions.

10 — Restructuring Charges

      In December 2000, the Company recorded a charge of approximately $3,000 related to a restructuring program to reduce administrative costs and streamline operations into the lower-cost operating centers in St. Louis and Manila. The charge comprised approximately $700 for the write-down of assets, $800 of lease termination costs, and $1,500 for severance and related costs in connection with the elimination of approximately 130 positions from the Company’s Los Angeles location.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      In 2001, the Company used approximately $1,500 of the restructuring accrual for severance and related costs and approximately $138 of the lease termination accrual. During 2002, the Company paid $603 of the lease termination accrual and reduced the excess of the 2001 accrual by $59.

      In March 2002, the Company initiated a reorganization plan in an effort to further reduce future operating costs by streamlining operations into its lower-cost operating centers in Manila. As a result of this restructuring plan, there were significant staffing reductions at the Los Angeles and St. Louis facilities. The Company incurred a charge of approximately $3,884. The charge was comprised of approximately $1,548 for the write-down of assets, $1,241 for lease termination costs, and $1,095 for severance and related costs in connection with the elimination of approximately 45 positions from the Los Angeles and St. Louis locations.

      In 2003, the Company initiated a separate restructuring plan to further reduce future operating costs by completely closing its St. Louis facility and transferring those functions to its lower-cost operating center in Manila. The activity related to this plan was completed during 2003. As a result of this reorganization and the closure of this facility, the Company recorded a charge of approximately $629 with respect to staffing reductions, asset impairments, and lease termination costs. The charge was comprised of approximately $283 for the write-down of abandoned leasehold improvements, $267 of lease termination costs, and $79 for severance and related costs in connection with the elimination of approximately 22 positions from its St. Louis facility. The Company also released approximately $974 of the 2002 accrued restructuring liability based on lower than anticipated actual expenses related to the 2002 lease termination and severance costs. This amount was comprised of $337 of lease termination costs and $637 of severance related costs, both of which were the result of negotiated settlement amounts that were lower than the originally estimated or contractual amounts. As a result of the release of the 2002 accrual, the Company recorded a net restructuring credit in the amount of $345 in 2003, as shown on the accompanying consolidated statement of operations and comprehensive income (loss).

      The following table summarizes the Company’s activities related to these charges for the years ended December 31, 2001, 2002 and 2003:

	Severance		Asset
	and Related	Lease	Write-
	Cost	Termination	Down	Total

Reserves, at January 1, 2001	$1,500	$800	$328	$2,628
Cash payments	(1,500)	(138)	—	(1,638)
Non cash charges	—	—	(328)	(328)

Reserve for restructuring, at December 31, 2001	—	662	—	662
Cash payments	—	(603)	—	(603)
Reduction of excess 2001 accrual	—	(59)	—	(59)

Balance of 2001 reserve brought forward to December 31, 2002	—	—	—	—
2002 restructuring charges	1,095	1,241	1,548	3,884
Cash payments	(342)	(439)	—	(781)
Non cash charges	—	—	(1,548)	(1,548)

Reserve for restructuring, at December 31, 2002	753	802	—	1,555
Cash payments	(170)	(588)	—	(758)
2003 restructuring charges	79	267	283	629
Reduction of excess accrual	(637)	(337)	—	(974)
Non cash charges	—	(144)	(283)	(427)

Reserve for restructuring, at December 31, 2003	$25	$—	$—	$25

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

11 — Income Taxes

      The components of the income tax expense are as follows:

	Years Ended
	December 31,

	2001	2002	2003

Current:
Federal	$—	$—	$120
State	13	13	111

	$13	$13	$231

      A reconciliation of the statutory Federal income tax rate with the Company’s effective income tax rate is as follows:

	Years Ended
	December 31,

	2001	2002	2003

Federal statutory rate	35.0%	35.0%	35.0%
State taxes net of Federal benefit	(0.1)	(0.4)	1.3
Difference between foreign tax rates and U.S. tax rates	3.3	2.9	(1.9)
Other	(0.7)	(0.9)	0.1
Change in valuation allowance	(37.6)	(37.0)	(31.7)

	(0.1)%	(0.4)%	2.8%

      (Loss) income before income taxes are as follows:

	Years Ended December 31,

	2001	2002	2003

Domestic	$(12,744)	$(3,121)	$7,773
Foreign	1,087	242	444

	$(11,657)	$(2,879)	$8,217

      The primary components of temporary differences which give rise to the Company’s deferred tax assets and deferred tax liabilities are as follows:

	Years Ended
	December 31,

	2002	2003

Net deferred tax asset:
Net operating loss carryforwards	$25,149	$19,706
Depreciation and amortization	519	436
Reserves and allowances	994	381
AMT credit	—	117
Less: valuation allowance	(26,662)	(20,640)

	$—	$—

      As of December 31, 2003, the Company had net operating loss carryforwards for federal and state tax purposes of approximately $54,000 and $42,000, respectively. Federal and state net operating loss

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

carryforwards begin to expire in the years 2018 and 2008, respectively. A full valuation allowance has been recorded as management believes that it is more likely than not deferred tax assets will not be realized. The Company’s ability to realize net operating loss carryforwards may be limited in the event that a change in ownership occurs, as defined by the Internal Revenue Code.

      The Company is currently the beneficiary of tax holiday incentives granted by two governing agencies in the Philippines. Both agencies have granted the Company income tax holidays with durations of four to six years, with the possibility of two to four year extensions. The tax holidays expire at staggered dates beginning in 2006 and ending in 2008, unless extended. Philippine tax rates will then apply to inter-company payments the Company makes from the United States to the Philippines in excess of the costs of the Company’s operations in the Philippines. No deferred tax liabilities have been provided for the earnings of the Philippine subsidiary as the Company plans to permanently invest these earnings in operations of the subsidiary.

      At December 31, 2003, the permanently invested earnings amounted to $153. If such earnings are repatriated in the future, or are no longer deemed to be indefinitely reinvested, the Company would accrue the applicable amounts of taxes associated with such earnings using the effective federal tax rate at the time of repatriation. The estimated effective income tax rate in the Philippines for the year ended December 31, 2003 was 32%, or 5% on gross income with respect to income derived from activities covered by our registration with the Philippines Export Zone Authority.

12 — Geographic and Product Data

      All of the Company’s revenue was derived from U.S.-based companies. Through 2003, substantially all of the Company’s revenues have been derived from the sale of customer management services.

      The composition of the Company’s long-lived assets and depreciation and amortization between those in the United States and the Philippines is set forth below.

	As of
	December 31,

	2002	2003

Long-lived assets:
U.S.	$3,286	$1,540
Philippines	1,622	3,289

Total	$4,908	$4,829

	Years Ended
	December 31,

	2001	2002	2003

Depreciation and amortization:
U.S.	$3,078	$3,022	$1,896
Philippines	717	1,043	1,270

Total	$3,795	$4,065	$3,166

13 — Stock Split

      On August 5, 2004, the Company’s Board of Directors effected a 1 for 2.74 reverse stock split of the Company’s common and preferred stock. The financial statements have been retroactively restated for the effects of the reverse stock split.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

14 — Valuation and Qualifying Accounts

      Summary valuation and qualifying accounts for fiscal 2001, 2002 and 2003 are as follows:

	Years Ended December 31, 2001, 2002 and 2003

	Balance at	Charged to		Balance at
	Beginning	Costs and		End of
Description	of Year	Expenses	Deduction	Year

2001:
Valuation allowance for accounts receivable	$997	$(147)	$(664)	$186
2002:
Valuation allowance for accounts receivable	$186	$351	$(300)	$237
2003:
Valuation allowance for accounts receivable	$237	$293	$23	$553

15 — Quarterly Financial Data (Unaudited)

      Summary unaudited quarterly financial data for fiscal 2002 and 2003 is as follows:

	2002

	1st Qtr.	2nd Qtr.(1)	3rd Qtr.	4th Qtr.(2)

Revenues	$4,824	$4,522	$4,824	$5,610
Income from operations	(4,801)	(336)	(49)	302
Net income (loss)	(4,920)	(464)	(169)	2,661
Basic income per share	(1.94)	(0.18)	(0.07)	1.05
Diluted income per share	(1.94)	(0.18)	(0.07)	0.22

	2003

	1st Qtr.	2nd Qtr.	3rd Qtr.(3)	4th Qtr.(4)

Revenues	$6,409	$7,320	$7,720	$8,564
Income from operations	1,148	1,739	2,085	3,165
Net income	1,130	1,719	2,042	3,095
Basic income per share	0.45	0.68	0.81	1.22
Diluted income per share	0.09	0.14	0.16	0.23

(1)	In the quarter ended March 31, 2002, the Company recorded a restructuring charge in the amount of $3,800 primarily related to the closure of some of the Company’s operations in St. Louis.

(2)	In the quarter ended December 31, 2002, the Company recorded a $2,400 gain relating to the Company’s extinguishment of an equipment loan at less than the outstanding balance.

(3)	In the quarter ended September 30, 2003, we recorded a loss on disposal of assets in the amount of $1.1 million related to the final closure of our St. Louis operation, and we released a portion of the prior year’s excess accrual for restructuring charges in an amount of $0.7 million.

(4)	In the quarter ended December 31, 2003, the Company released a portion of the prior year’s excess accrual for restructuring charges in the amount of $1.2 million, based on lower than anticipated actual expense for severance obligations, which was partially offset by charges of $0.5 million for severance-related and facilities costs in St. Louis.

      Quarterly and year-to-date computations of loss per share amounts are made independently. Therefore, the sum of the per share amounts for the quarters may not agree with the per share amounts for the year.

Item 14.	Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

     The information required by this item is contained under the section “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Change in Accountants” of the Registration Statement. That section is incorporated herein by reference.

Item 15.	Financial Statements and Exhibits

(a)	Financial Statements

     See Item 13 above.

(b)	Exhibits

     Unless otherwise noted, the following exhibits are incorporated herein by reference from the Registration Statement:

Exhibit
Number	Description
3.1	Amended and Restated Certificate of Incorporation
3.1.1	Certificate of Amendment to Amended and Restated Certificate of Incorporation

3.1.2	Certificate of Amendment to Amended and Restated Certificate of Incorporation

3.1.3	Certificate of Correction of Certificate of Amendment to Amended and Restated Certificate of Incorporation

3.2	Form of Amended and Restated Certificate of Incorporation, to be filed upon the closing of the offering to which the Registration Statement relates
3.3	Amended and Restated Bylaws
3.4	Form of Amended and Restated Bylaws, to be filed upon the closing of the offering to which the Registration Statement relates

4.1	Specimen Common Stock Certificate

4.2	Amended and Restated Investor Rights Agreement
10.1	PeopleSupport, Inc. 1998 Stock Incentive Plan
10.2.1	Form of PeopleSupport, Inc. Stock Option Agreement (no acceleration on change of control)
10.2.2	Form of PeopleSupport, Inc. 1998 Stock Option Agreement (includes acceleration on change of control)
10.3	PeopleSupport, Inc. 2002 Management Incentive Plan
10.3.1	Amendment to PeopleSupport, Inc. 2002 Management Incentive Plan
10.4	Amended and Restated Customer Support Services Agreement dated July 1, 2004 between PeopleSupport, Inc. and Expedia, Inc.
10.5	Memorandum of Agreement dated December 15, 2003 between PeopleSupport, Inc. and Ayala Land, Inc.
10.6	Letter Agreement dated May 20, 2002 between PeopleSupport, Inc. and Caroline Rook
10.7	Master Services Agreement dated January 2, 2003 between PeopleSupport, Inc. and Earthlink, Inc.
10.8	Professional Services Contract dated December 4, 2000 between PeopleSupport, Inc. and Network Solutions, Inc.
10.9	Form of 2004 Stock Incentive Plan
10.10	Form of 2004 Employee Stock Purchase Plan
10.11	Form of Indemnification Agreement between the Registrant and its officers and directors

10.12	Form of PeopleSupport, Inc. 2004 Stock Incentive Plan Stock Option Agreement

21.1	List of Subsidiaries
24.1	Power of Attorney (included in signature page)

Exhibit
Number	Description
99.1**	Registration Statement on Form S-1

  * To be filed by amendment

** Filed herewith

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Act of 1934, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 11, 2004	PeopleSupport, Inc.
	By:	/s/ Lance Rosenzweig
Lance Rosenzweig
Chief Executive Officer and Chairman of the Board

EXHIBIT INDEX

Exhibit
Number	Description
3.1	Amended and Restated Certificate of Incorporation
3.1.1	Certificate of Amendment to Amended and Restated Certificate of Incorporation

3.1.2	Certificate of Amendment to Amended and Restated Certificate of Incorporation
3.1.3	Certificate of Correction of Certificate of Amendment to Amended and Restated Certificate of Incorporation

3.2	Form of Amended and Restated Certificate of Incorporation, to be filed upon the closing of the offering to which the Registration Statement relates
3.3	Amended and Restated Bylaws
3.4	Form of Amended and Restated Bylaws, to be filed upon the closing of the offering to which the Registration Statement relates
4.1*	Specimen Common Stock Certificate
4.2	Amended and Restated Investor Rights Agreement
10.1	PeopleSupport, Inc. 1998 Stock Incentive Plan
10.2.1	Form of PeopleSupport, Inc. Stock Option Agreement (no acceleration on change of control)
10.2.2	Form of PeopleSupport, Inc. 1998 Stock Option Agreement (includes acceleration on change of control)
10.3	PeopleSupport, Inc. 2002 Management Incentive Plan
10.3.1	Amendment to PeopleSupport, Inc. 2002 Management Incentive Plan
10.4	Customer Support Services Agreement dated December 11, 2000 between PeopleSupport, Inc. and Expedia, Inc.
10.5	Memorandum of Agreement dated December 15, 2003 between PeopleSupport, Inc. and Ayala Land, Inc.
10.6	Letter Agreement dated May 20, 2002 between PeopleSupport, Inc. and Caroline Rook
10.7	Master Services Agreement dated January 2, 2003 between PeopleSupport, Inc. and Earthlink, Inc.
10.8	Professional Services Contract dated December 4, 2000 between PeopleSupport, Inc. and Network Solutions, Inc.
10.9	Form of 2004 Stock Incentive Plan
10.10	Form of 2004 Employee Stock Purchase Plan
10.11	Form of Indemnification Agreement between the Registrant and its officers and directors

10.12	Form of PeopleSupport, Inc. 2004 Stock Incentive Plan Stock Option Agreement

21.1	List of Subsidiaries
24.1	Power of Attorney (included in signature page)
99.1**	Registration Statement on Form S-1

  * To be filed by amendment

** Filed herewith